January 6, 2010
Via EDGAR and U.S. Mail
Ms. Amanda Ravitz
Branch Chief — legal
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Hawk Corporation Form 10-K for the fiscal year ended December 31, 2008 Filed March 10, 2009

Definitive Proxy on Schedule 14A Filed April 17, 2009 File No. 001-13797
Dear Ms. Ravitz:
On behalf of Hawk Corporation, a Delaware corporation (Hawk), please find below Hawk’s response to the comment of the staff of the Securities and Exchange Commission contained in your letter dated December 31, 2009. The response to your comment follows. The caption heading is identical to the heading in your letter.
Schedule 14A
Compensation Discussion and Analysis
Annual Incentive Compensation Plan, page 24
1.
Refer to the second paragraph on page 25 and subsequent related disclosure. Please confirm that in future filings you will disclose the actual target EBITDA used to calculate the incentive bonuses paid to your named executive officers.

RESPONSE
In future proxy statements, Hawk will disclose the actual target EBITDA used to calculate the incentive bonuses paid to our named executive officers. For example, in the proxy statement for Hawk’s 2010 annual stockholder meeting, Hawk will disclose the 2009 actual target EBITDA used to calculate the incentive bonuses paid to our named executive officers for 2009.

Pursuant to the staff’s request, Hawk Corporation acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and;
•	we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
I trust that the foregoing is responsive to the comment of the staff. If you have any questions regarding the response by Hawk set forth in this letter, please do not hesitate to contact me at 216-861-3553.

By:	/s/ John T. Bronstrup
John T. Bronstrup
interim Chief Accounting Officer

cc:	Ronald E. Weinberg, Chairman and Chief Executive Officer Audit Committee of the Board of Directors

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